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08029348

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-201

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CANTOR FITZGERALD & CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS — (Do not use P.O. Box No.)

110 East 59TH Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Balas — 212-294-4852
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

cm 3/29

AFFIRMATION

I, Thomas Balas, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Cantor Fitzgerald & Co. as of December 31, 2007, are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

TREASA CHENNIKARA
Notary Public, State of New York
No. 01CH6130322
Qualified in New York County
Commission Expires July 18, 200[illegible]

CANTOR FITZGERALD & CO.
(SEC ID. No. 8-201)
(CFTC ID. No. 5288)

STATEMENT OF FINANCIAL CONDITION AND
SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Regulation 1.10(g) under the
Commodity Exchange Act
as a PUBLIC DOCUMENT.

Deloitte.

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
102

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of Cantor Fitzgerald & Co.:

We have audited the accompanying statement of financial condition of Cantor Fitzgerald & Co. (the "Partnership") as of December 31, 2007, that you are filing pursuant to Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Cantor Fitzgerald & Co. at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the statement of financial condition, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Partnership's management. Such schedules have been subjected to the auditing procedures applied in our audit of the statement of financial condition and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statement taken as a whole.

Deloitte & Touche LLP

February 28, 2008

CANTOR FITZGERALD & CO.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
(Dollars in thousands)

Assets

Cash and cash equivalents		$ 3,390
Cash and securities segregated under federal and other regulations		135,058
Securities purchased under agreements to resell		13,917,360
Securities borrowed		6,319,503
Securities owned:		
Pledged as collateral	$ 4,067,372	
Unencumbered	121,346	4,188,718
Receivables from brokers, dealers, and clearing organizations		936,020
Receivables from customers		201,080
Receivables from affiliates		49,795
Fixed assets (net of accumulated depreciation of $11,351)		11,367
Other		6,740
Total assets		$ 25,769,031

Liabilities and Partners' Capital

Securities sold under agreements to repurchase	$ 20,325,009
Securities loaned	2,827,737
Securities sold, not yet purchased	1,323,093
Payables to brokers, dealers and clearing organizations	588,858
Payables to customers	246,035
Payables to affiliates	10,024
Accounts payable and accrued liabilities	80,669
Total liabilities	25,401,425
Partners' Capital	367,606
Total liabilities and Partners' Capital	$ 25,769,031

See Notes to Statement of Financial Condition.

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — Cantor Fitzgerald & Co. (the "Partnership") is a general partnership organized under the laws of the state of New York. The Partnership is a registered broker-dealer in securities and a futures commission merchant, principally trading in equity, corporate, government, mortgage backed and municipal securities, and financial futures. Additionally, in June 2006, the Partnership was approved as a Primary Dealer in US Government Securities by the Federal Reserve Bank. The Partnership also is in the business of clearing for correspondent customers. The Partnership is owned by Cantor Fitzgerald Securities ("CFS" - 94%), CFLP CF&Co. I Holdings, L.P. (1%), both of which are an indirect wholly owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP" and together with its subsidiaries, "Cantor"), and Cantor Fitzgerald Group Management CF&Co. Holdings, LLC (5%), which is a subsidiary of CF Group Management, Inc. ("CFGM"), the managing general partner of CFLP. In exchange for an indemnity from CFS, CFGM by a separate agreement with CFS, has assigned its entire 5% indirect interest in the Partnership to CFS. CFS is the managing general partner of the Partnership.

Basis of Presentation — The statement of financial condition includes the accounts of Cantor Fitzgerald & Co. and are presented in accordance with accounting principles generally accepted in the United States of America, which includes industry practices.

Use of Estimates — In presenting the statement of financial condition, management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Cash and Cash Equivalents — The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations — Cash and securities segregated under federal and other regulations are segregated for the protection of customers under the Commodity Exchange Act and the Securities Exchange Act of 1934.

Securities Transactions — Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the statement of financial condition. Securities transactions of the Partnership are recorded on a trade date basis.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned and securities sold, not yet purchased are recorded at fair value based on current listed market prices or broker quotes.

Securities Sold Under Agreements to Repurchase and Securities Purchased Under Agreements to Resell — Securities sold under repurchase agreements ("repurchase agreements") and securities

purchased under agreements to resell ("reverse repurchase agreements") are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Partnership offsets certain repurchase agreements and reverse repurchase agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Partnership to obtain possession of collateral with a market value equal to, or in excess of, the principal amount loaned under reverse repurchase agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities Lending Activities — Securities borrowed and loaned are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Partnership to deposit cash with the lender. The Partnership monitors the market value of securities borrowed on a daily basis and obtains additional collateral as necessary to ensure such transactions are adequately collateralized.

Fixed Assets and Leasehold Improvements — Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Income Taxes — Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax in the City of New York for which it records an income tax provision.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of SFAS Statement No. 109* ("FIN 48") FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Partnership's statement of financial condition and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 on January 1, 2007, did not have a material impact on the Partnership's statement of financial condition.

Stock-Based Compensation — CFLP provides awards to certain employees of the Partnership in the form of grant units in CFLP ("grant units"). Grant units entitle the employees to participate in quarterly distributions of CFLP's income and to receive certain post-termination payments. Grant units are accounted for as liability awards under Statement of Financial Accounting Standard ("SFAS") No. 123R, *Share-Based Payment.*

New Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which is effective for the Partnership's fiscal year beginning January 1, 2008. SFAS No. 157 defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements. In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of SFAS Statement No. 115*, which is effective for the Partnership's fiscal year beginning January 1, 2008. SFAS No. 159 permits entities to elect to measure many financial instruments at fair value. Upon adoption of SFAS No. 159, an entity may elect fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option should only be made at initial recognition of the asset or liability or upon a re-measurement event that gives rise to new-basis

accounting. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value nor does it eliminate disclosure requirements included in other accounting standards. The adoption of SFAS No. 157 and SFAS No. 159 will not have a material effect on the Partnership's statement of financial condition.

2. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

The Partnership's securities owned and securities sold, not yet purchased consisted of the following:

	Owned	Sold, Not Yet Purchased
Trading Securities:		
Corporate Bonds	$ 9,887	$ 2,549
Mortgage Backed Securities	2,785,604	11,812
U.S. Government Securities and Agencies	1,361,192	1,284,746
Equities	32,035	23,986
Total	$ 4,188,718	$ 1,323,093

3. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, CLEARING ORGANIZATIONS, AND CUSTOMERS

Receivables from and payables to brokers, dealers, and clearing organizations primarily represent amounts due on undelivered securities, primarily equities, corporate bonds, and mortgage backed issues and margin on deposit with clearing organizations, including the Fixed Income Clearing Corporation.

Receivables from and payables to customers include amounts due on cash and margin transactions. At December 31, 2007, there were no customer securities that had been received by the Partnership as collateral to support margin financings.

4. SECURITIES FINANCING TRANSACTIONS

At December 31, 2007, the Partnership had accepted collateral that it is permitted by contract or custom to sell or repledge. Certain collateral consisted primarily of securities received from customers and other broker-dealers in connection with both reverse repurchase agreements and securities borrowed. At December 31, 2007, the fair value of such collateral was $31,535,426. In conjunction with the Partnership's securities financing activities, collateral with a fair value of $29,275,180 was loaned to counterparties. Additionally, a portion of collateral received is used by the Partnership to cover short sales, to obtain financing, and to satisfy deposit requirements at clearing organizations. At December 31, 2007, collateral of $1,311,097 had been delivered against securities sold short or repledged by the Partnership.

5. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Leases — The Partnership is obligated for minimum rental payments under various non-cancelable leases, principally for office space, expiring at various dates through 2017 as follows:

Year Ending December	Amount
2008	$ 1,176
2009	1,161
2010	1,078
2011	872
Thereafter to 2017	3,136
Total	$ 7,423

Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating and other costs. The amounts in the above table do not include amounts related to such escalation clauses.

Guarantees — The Partnership is a member of various securities clearing houses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearing house or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the statement of financial condition.

Legal Matters — In the ordinary course of business, various legal actions are brought and are pending or threatened against the Partnership. In some of these actions, substantial amounts are claimed. The Partnership is also involved, from time to time, in other reviews, investigations, and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business, judgments, settlements, fines, penalties, injunctions, or other relief.

The Partnership contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Partnership cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty, or other relief might be. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the financial condition of the Partnership.

Legal reserves have been established in accordance with SFAS No. 5, *Accounting for Contingencies*. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Risks and Uncertainties — The Partnership generates revenues by providing securities trading and brokerage activities to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations and could have an impact on the Partnership's overall profitability.

Financing — At December 31, 2007, in connection with its financing activities, the Partnership had commitments to enter into resale and repurchase agreements. At December 31, 2007, there were no resale commitments and $350,000 in repurchase commitments.

6. RELATED PARTY TRANSACTIONS

The Partnership's receivables from and payables to affiliates represent uncollateralized advances and amounts due to affiliates for support services provided.

The Partnership provides clearing and settlement services, under contractual agreements, to BGC International ("BGCI"), BGC Securities ("BGCS"), Cantor Fitzgerald Europe ("CFE"), and BGC Financial Inc. ("BGCFI"). CFE and BGCFI introduce to the Partnership international and domestic counterparties who buy and sell securities.

CFS and CFLP provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, operations, human resources and legal services. In addition, under the Amended and Restated Joint Services Agreement ("Joint Services Agreement") between the Partnership and eSpeed, eSpeed provides network, data center, server administration support, and other technology services to the Partnership. eSpeed charges the Partnership for these services commensurate with the cost of providing these services.

Under the Amended and Restated Joint Services Agreement between eSpeed and the Partnership, eSpeed owns and operates the electronic trading system and is responsible for providing electronic brokerage services. The Partnership provides voice-assisted brokerage services, fulfillment services, such as clearance and settlement, and related services. In addition, the Partnership also provides credit risk management services, oversight of client suitability and regulatory compliance, sales positioning of products and other services customary to market intermediary operations. The Partnership and eSpeed share revenues derived from transactions effected in the marketplaces in which they collaborate.

The Partnership has entered into various agreements with certain of its employees whereby these employees receive a forgivable loan. These employee forgivable loans have been capitalized and are being amortized on a straight-line basis over the terms specified in each agreement. As of December 31, 2007, the unamortized balance of these loans was $5,923, which is included in other assets on the statement of financial condition.

7. GRANT UNITS

CFLP provides grant units to certain employees of the Partnership that entitle the employees to participate in quarterly distributions of CFLP's income and to receive post-termination payments equal to the notional value of the grant in four equal yearly installments after the employee's termination provided that the employee has not engaged in any competitive activity with the Partnership or its affiliates prior to the date each payment is due. Typically, the grant units vest over a period up to four years. Grant units are accounted for by CFLP as liability awards under SFAS No. 123, *Accounting for Stock-Based Compensation*. The liability incurred by CFLP for such grant units is re-measured at the end of every reporting period, and accordingly, any changes in the fair value of such liability are recorded by the Partnership as a non-cash charge. As of December 31, 2007, the notional amount of grant units outstanding was $35,219. The fair value of these grant units as of December 31, 2007, was $12,491.

8. EMPLOYEE BENEFIT PLANS

Employees of the Partnership are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan"), whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

9. REGULATORY CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Partnership has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $1,000, the application of the market maker calculation or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Partnership is subject to Regulation 1.17 which requires the maintenance of minimum adjusted net capital equal to the greater of 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2007, the Partnership had net capital of $224,436, which was $219,620 in excess of its required net capital.

The Partnership is also subject to the customer protection requirements of Rule 15c3-3 under the Act. At December 31, 2007, the Partnership segregated in a special reserve account for the exclusive benefit of customers', qualified securities with a contract value of $114,000.

The Partnership is also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers (PAIB) pursuant to Rule 15c3-3 of the Act. For the December 31, 2007 PAIB reserve computation, the Partnership segregated cash in a special reserve account for the exclusive benefit of PAIB customers with a value of $3,300.

As futures commission merchants, the Partnership is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2007, assets segregated and secured and held in separate accounts totaled $30,355 and exceeded requirements by $21,824.

10. FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK

Trading Activities — The Partnership's trading activities include providing securities brokerage services to institutional clients. To facilitate customer transactions, the Partnership will take proprietary positions in financial instruments, such as equities, corporate obligations, government and mortgage backed securities, and options and warrants.

Fair Value — Substantially, all of the Partnership's financial instruments are carried at fair value or amounts which approximate fair value. The fair value of the Partnership's securities owned and securities sold, not yet purchased are generally based on listed market prices or broker quotes. Repurchase agreements, reverse repurchase agreements and securities borrowed and securities loaned are carried at the contract value plus interest, which approximates fair value. The majority of the Partnership's remaining financial instruments are generally short-term in nature and liquidate at their carrying value.

Market Risk — Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, or other factors will result in losses for a specified position. In the normal course of business, the Partnership enters into transactions to purchase long inventory securities and sell securities

not yet purchased, which are recorded as liabilities on the statement of financial condition. The Partnership is exposed to the risk that potential market price increases may cause the ultimate liability for such commitments to exceed the amount recognized on the statement of financial condition.

The Partnership does not act as a dealer or trader of complex derivatives such as swaps, collars, and caps. However, the Partnership may, from time to time, enter into foreign exchange forward and future contracts to provide an economic hedge for the Partnership's proprietary inventory against foreign currency fluctuations and option contracts to hedge against adverse market fluctuations of equity investments. At December 31, 2007, the gross notional or contract amounts of these derivative financial instruments and fair value (carrying amount) of the related assets, which are exclusively equity options, are $40,267 and $26, respectively.

Counterparty Credit Risk — Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with and on behalf of institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans, and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

Customer Activities — The Partnership's customer activities include the execution, settlement, custody, and financing of various securities and commodities transactions on behalf of customers. These activities may expose the Partnership to off-balance sheet risk in the event a customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership transacts customer securities activities on a delivery versus payment, cash, or margin basis. In margin transactions, the Partnership extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Partnership executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Partnership to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Partnership's customer financing and securities settlement activities require the Partnership to pledge customer securities as collateral in support of various secured financing sources, such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer

securities pledged as collateral, the Partnership may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

11. SUBSEQUENT EVENT

On February 6, 2008, an arbitration panel entered an award of $1,750 in damages settling an action brought against the Partnership related to the hiring of eight taxable fixed income salespersons. As a result of this settlement, in accordance with SFAS No. 5, *Accounting for Contingencies*, the Company has recorded a pretax charge of $1,750.

* * * * * *

CANTOR FITZGERALD & CO.

COMPUTATION OF NET CAPITAL (ALTERNATIVE METHOD) FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007
(Dollars in thousands)

	As filed	Adjustments		Final
OWNERSHIP EQUITY AND ADDITIONS TO REGULATORY CAPITAL —				
Partners' capital	$ 368,886	$ (1,280)	(a)	$ 367,606
DEDUCTIONS AND/OR CHARGES:				
Non-allowable assets:				
Receivables from affiliates	48,464	$ 1,331	(b)	49,795
Fixed assets - net	11,362	$ 5	(d)	11,367
Securities owned not readily marketable	4,125			4,125
Receivables from broker dealers and customers	24,066	$ (3,405)	(c)	20,661
Other	10,457	$ 89	(d)	10,546
	98,474			96,494
Aged fails to deliver	1,972			1,972
Other deductions and charges	26,840	$ 5,104	(e)	31,944
Total deductions and/or charges	127,286			130,410
NET CAPITAL BEFORE HAIRCUTS ON PROPRIETARY POSITIONS	241,600			237,196
HAIRCUTS ON PROPRIETARY POSITIONS:				
U.S. and Canadian government obligations	5,290			5,290
Corporate obligations	851			851
Equities, domestic and international	6,515			6,515
Other	104			104
	12,760			12,760
NET CAPITAL	228,840			224,436
NET CAPITAL REQUIREMENT (2% of combined aggregate debit items)	4,816			4,816
EXCESS NET CAPITAL	$ 224,024			$ 219,620

NOTE - The above chart and subsequent descriptions detail the differences between these financial statements and the Partnerships unaudited FOCUS report submitted January 28, 2007.

(a) — Adjustments for litigation reserve and compensation expense.
(b) — Adjustment to intercompany balances to capture unrecorded activity.
(c) — Adjustment to non allowable interest receivable.
(d) — Miscellaneous adjustment .
(e) — Adjustment to charges on fails and stock borrows excluded from the 15c3-3 calculation.

CANTOR FITZGERALD & CO.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT
DECEMBER 31, 2007
(Dollars in thousands)

SEGREGATION REQUIREMENTS:	
Net ledger balances:	
Cash	$ 1,761
Securities (at market value)	2,432
Net unrealized profit (loss) on open futures contracts traded on a contract market	2,296
Exchange traded options:	
Add: Market value of open option contracts purchased on contract market	4,867
Deduct: Market value of open option contracts granted (sold) on contract market	(2,845)
Accounts liquidating to a deficit and accounts with debit balances with no open trades	
Net equity and amount required to be segregated	8,511
FUNDS ON DEPOSIT IN SEGREGATION:	
Deposited in segregated funds bank accounts:	
Cash	
Securities held for particular customers or option customers in lieu of cash (at market value)	17,748
Margins on deposit with clearing organizations of contract markets:	
Securities held for particular customers or option customers in lieu of cash (at market value)	6,808
Securities representing investments of customers' funds (at market)	444
Settlement due from (to) clearing organizations of contract markets	(84)
Exchange traded options:	
Add: Unrealized receivable for contracts purchased on contract markets	4,555
Deduct: Unrealized obligations for contracts granted (sold)	(2,805)
Net equities with other FCMs	1,681
Segregated funds on hand:	
Securities held for particular customers or option customers in lieu of cash (at market value)	1,988
Total amount in segregation	30,335
EXCESS FUNDS IN SEGREGATION	$ 21,824

NOTE - There were no material differences between the above computation and the Partnership's corresponding unaudited FOCUS Report filed on January 28, 2008, as of December 31, 2007.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2008

Cantor Fitzgerald & Co.
110 East 59th Street
New York, NY 10022

Dear Sirs:

In planning and performing our audit of the financial statements of Cantor Fitzgerald & Co. (the "Partnership") as of and for the year ended December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Partnership in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design of operation or a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2007, to meet the SEC and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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